Mail Stop 4561

November 19, 2009

Don H. Liu
Senior Vice President, General Counsel and Secretary
Xerox Corporation
45 Glover Avenue
P.O. Box 4505
Norwalk, Connecticut 06856-4505

> **Re: Xerox Corporation**
> **Registration Statement on Form S-4**
> **Filed October 23, 2009**
> **File No. 333-162639**

Dear Mr. Liu:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger

Background of the Merger, page 59

1.   Please revise the filing to include a description of the discussions that resulted in issuing the $300 million merger consideration to the Class B common stockholder in the form of Xerox Corporation Series A Convertible Perpetual Preferred Stock rather than in another form of merger consideration. Further, where appropriate, disclose the purpose and the general effect on stockholders of issuing the new series of Xerox Corporation Series A Convertible Perpetual Preferred Stock.

Recommendation of the ACS Board of Directors; ACS's Reasons for the Merger, page 73

2.   You state that the ACS board of directors and the Strategic Transaction Committee considered as a potential adverse impact that some of ACS's directors and executive officers may have interests in the merger that are different from, or in addition to, those of ACS's stockholders generally, including the premium to be paid on the shares of ACS Class B common stock which are owned entirely by Darwin Deason. Please disclose in greater detail the consideration that the board and committee gave to how the premium to Mr. Darwin would impact ACS Class A common stockholders in determining that the transaction is "advisable and in the best interests of ACS and its stockholders." Please address whether, in making this determination, the board and committee considered the fairness of the Class A merger consideration relative to the merger consideration being received by the holder of Class B common stock.

Opinion of Financial Advisor to ACS, page 77

3.   You state on pages 79 and 110 that the "type and amount of consideration payable in the merger was determined through negotiations between ACS and Xerox." We note your disclosure elsewhere in the filing that Xerox offered $300 million in additional consideration for the Class B common stock owned by Mr. Deason based on his representation that he would only support a transaction with this additional merger consideration and that the Strategic Transaction Committee accepted this proposal based on Mr. Deason's position that he was unwilling to accept less incremental consideration. It appears that this portion of the merger consideration was not negotiated as there was only one proposal considered by both Xerox and the Strategic Transaction Committee. Please advise or clarify that the merger consideration relating to the Class B common stock was not negotiated.

4.   Please disclose how stockholders are to evaluate the results of each analysis in connection with your determination that the merger consideration is fair. In this regard, explain how stockholders should evaluate results where the merger consideration is lower in some instances than the implied ratios or values, such as the discounted cash flow and pro forma discounted cash flow analysis conducted by Citigroup Global Markets Inc.

Opinion of Financial Advisor to the Strategic Transaction Committee, page 87

5.   We note your disclosure that in arriving at its fairness opinion, Evercore took into account the additional merger consideration to be received by the holders of the ACS Class B Common Stock in the merger. Please explain in greater detail how consideration of the additional merger consideration to be received by the Class B stockholders influenced Evercore's conclusion that the Class A merger consideration was fair, from a financial point of view, to the holders of ACS

Class A common stock. For example, please disclose if Evercore determined that the Class A merger consideration was fair relative to the merger consideration being received by the holder of Class B common stock.

6.   Please disclose the criteria used by Evercore in selecting the companies used in its precedent transactions analysis on page 94. Also identify the 7 transactions referenced on page 99 that were used by Evercore to analyze the economic incremental premiums paid in acquisitions of dual class companies.

Undertakings, page II-1

7.   Please provide all the appropriate undertakings required by Item 512 of Regulation S-K that apply. Specifically, it appears that Rule 430C of the Securities Act of 1933 may be applicable and the undertakings required by Item 512(a)(5)(ii) of Regulation S-K should be included. It also appears that the undertaking required by Item 512(a)(6) relating to the initial distribution of securities should also be included. Please revise or explain.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Jan Woo at (202) 551-3453. If you require further assistance, you may contact me at (202) 551-3456. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Matthew Crispino
Attorney-Advisor

cc: Via facsimile: (212) 455-2502
        Mario Ponce, Esq.
        Simpson Thacher & Bartlett LLP